Sierchio & Company, LLP

Please Reply to: Joseph Sierchio
Telephone: (212) 246-3030
E-mail: jsierchio@usandseclaw.com

July 15, 2011

By Edgar

Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	New Energy Technologies, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1Filed June 22, 2011
File No. 333-162417

Dear Ms. Long,

We served as counsel to New Energy Technologies, Inc. (the “Company”) in its preparation of its Post-effective Amendment No. 1 to Registration Statement on Form S-1 (the “PEA”) and have been instructed by the Company to respond to the comment letter received by Mr. John Conklin, the Company’s President and Chief Executive Officer, dated July 11, 2011.

In response to comment numbered 1, the Company is filing the PEA at the current time to update the Company’s financial information included in the original Registration Statement on Form S-1 the Company filed on October 9, 2009, and declared effective by the Securities and Exchange Commission (the “SEC”) on May 28, 2010 (the “Registration Statement”).

Additionally, the Company has had written and/or telephonic conversations with:

•
the Selling Stockholders on behalf of whom the PEA was filed and has confirmed that certain of the Selling Stockholders have sold their shares pursuant to exemptions afforded to them under Rule 144 of the Securities Act of 1933, as amended (the “1933 Act”) and that none of the Selling Stockholders have made any offer or sales for the shares registered for resale under the Registration Statement in reliance on the prospectus contained in the Registration Statement;

Sierchio & Company, LLP

•
the Company’s stock transfer agent to confirm that no transactions have been made by the Selling Stockholders for their shares in the Company registered for resale under the Registration Statement, other than those sales made by certain of the Selling Stockholders pursuant to exemptions afforded to them under Rule 144 of the 1933 Act; and

•
the Company has sent a letter to all of the Selling Stockholders informing them that the SEC is currently reviewing the PEA and that they are to refrain from effecting a transaction for their shares registered for resale under the Registration Statement using the prospectus contained therein until the PEA is declared effective.

Should you require any additional information please don’t hesitate to contact me.

Sincerely,

/s/ Joseph Sierchio
Joseph Sierchio, Esq.

cc. John Conklin